EXHIBIT 99.1

2019 Year End
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2019

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the November 30, 2019 audited consolidated financial statements of Intellipharmaceutics International Inc. The audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our audited consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The information contained in this document is current in all material respects as of February 28, 2020 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing) and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully commercialize or complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably, or at all.

Unless stated otherwise, all references to “$” or “U.S. Dollars” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, nPODDDS™, PODRAS™,  Regabatin™ and Aximris™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

We initially named our oxycodone hydrochloride extended-release tablets (“Oxycodone ER”) “Rexista™,” but later changed the name of our product candidate to “Aximris™” as the FDA did not approve the proposed name “Rexista”. References in this prospectus, any prospectus supplement, and/or the documents incorporated by reference herein or therein to Oxycodone ER, Rexista™ or Aximris™ are intended to refer to our oxycodone hydrochloride extended release tablets product candidate.

We initially named our oxycodone hydrochloride extended-release tablets (“Oxycodone ER”) “Rexista™,” but later changed the name of our product candidate to “Aximris™” as the FDA did not approve the proposed name “Rexista”. References in this prospectus, any prospectus supplement, and/or the documents incorporated by reference herein or therein to Oxycodone ER, Rexista™ or Aximris™ are intended to refer to our oxycodone hydrochloride extended release tablets product candidate.

Unless the context otherwise requires, references in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split of our common shares (the “reverse split”) which became effective on each of The NASDAQ Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) at the open of market on September 14, 2018. As described below, the common shares of the Company are currently traded on the OTCQB Venture Market (“OTCQB”) and the TSX.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations, plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, "look forward", “could”, “would”, “projected”, “set to”, “goals”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include but are not limited to:

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the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

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our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

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the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates;

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recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge;

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increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications;

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pursuing growth through international operations could strain our resources;

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our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such;

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the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

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our selection and licensing of products and product candidates;

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our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

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our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

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the rate and degree of market acceptance of our products;

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delays in product approvals that may be caused by changing regulatory requirements;

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the difficulty in predicting the timing of regulatory approval and launch of competitive products;

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the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances;

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the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow;

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the inability to forecast wholesaler demand and/or wholesaler buying patterns;

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seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules which may produce substantial fluctuations in revenue;

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the timing and amount of insurance reimbursement regarding our products;

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changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians;

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changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

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the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden;

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the success and pricing of other competing therapies that may become available;

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our ability to retain and hire qualified employees;

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the availability and pricing of third-party sourced products and materials;

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challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates;

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the manufacturing capacity of third-party manufacturers that we may use for our products;

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potential product liability risks;

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the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues;

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the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third-party manufacturers’ facilities, products and/or businesses;

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our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates;

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difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”);

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challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets (“Oxycodone ER”) product candidate in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates;

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healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates;

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the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous);

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risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours; and

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risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to us and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of our actual operating results.

CORPORATE DEVELOPMENTS

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On February 5, 2020, we announced the resignation of Greg Powell, our Chief Financial Officer, for personal and family reasons. Mr. Powell has agreed to continue to offer his services to us through March 4, 2020 and is willing to continue thereafter on a consulting basis on mutually agreeable terms. Pending the hiring of a replacement for Mr. Powell, the functions of Chief Financial Officer for us will be carried out by our President and former Chief Financial Officer, Dr. Amina Odidi. Fazayill Shaideen, who has been our Controller for the past 8 years, will continue to handle accounting activities.

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On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the U.S. Food and Drug Administration ("FDA") to discuss our New Drug Application ("NDA") for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for  Aximris XR™ for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. We expect the FDA to take action on our application, on completion of their review of the NDA.

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On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, Inc. ("Tris"), by which we granted Tris an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths (the "licensed products") approved for sale in the US market by the FDA. Several other generic versions of the licensed products are currently available in the market.

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On November 15, 2019, we issued to Drs. Isa and Amina Odidi, by way of a private placement, an unsecured convertible debenture of the Company in consideration for, and in the aggregate principal amount of, USD$250,000 (the "November 2019 Debenture"). The principal amount owing under the November 2019 Debenture is convertible at any time and from time to time into Common Shares at a conversion price equal to U.S. $0.12 per Common Share. Up to an aggregate of 2,083,333 Common Shares may be issued upon conversion of the principal amount owing under the November 2019 Debenture, representing approximately 9.43% of the issued and outstanding Common Shares. The November 2019 Debenture bears interest at a rate of 12% per annum (calculated monthly) and, subject to our right to prepay the November 2019 Debenture in whole or in part at any time without penalty, and matures on December 31, 2019. Effective January 31, 2020, the December 31, 2019 maturity date was extended to March 31, 2020. We used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi is our Chairman, Chief Executive Officer and Co-Chief Scientific Officer, and Dr. Amina Odidi is our President, Chief Operating Officer and Co-Chief Scientific Officer.

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On November 7, 2019, we announced that the parties in Shanawaz v. Intellipharmaceutics International, Inc. et al. case No. 1:17-cv-05761-JPO., an action pending in the Southern District of New York asserting claims under the U.S. federal securities laws on behalf of an alleged class of investors in Intellipharmaceutics Common Shares against us, our chief executive officer, Dr. Isa Odidi, who is also a member of our board of directors, and our former chief financial officer, Domenic Della Penna, had entered into a stipulation of settlement to resolve all claims asserted in the action. The settlement is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million, which we anticipate will be funded by available insurance. As part of the settlement, we also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that we and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019.

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On October 4, 2019, we announced that following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation cases, number 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics, have been stayed and the existing trial dates in both cases have been vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. No new dates were given for reinstatement; however, the parties are required to provide a further status report to the judge in each case no later than March 13, 2020. The previous 30-month stay date of March 2, 2020, remains unchanged at this time, absent a further order of the judge.

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On September 30, 2019, pursuant to an ANDA Sale Agreement (the “ANDA Agreement”) we sold Levetiracetam extended-release tablets 500mg and 750 mg to the ANDA Repository, LLC (the “Purchaser”) in exchange for a purchase price of $1.00 for the “Transferred ANDA”. “Transferred ANDA” is defined as all of the assets relating to the ANDA for Levetiracetam extended-release tablets 500mg and 750 mg. Additionally, pursuant to the ANDA Agreement, we agreed to pay the Purchaser an annual fee for each fiscal year equal to 50% of the difference between our FDA Program Fee for 6 to 19 approved ANDAs and that of the FDA Program Fee for 1 to 5 approved ANDAs . Further, under the ANDA Agreement, we have the option to repurchase the Levetiracetam ANDA for a purchase price of $1 at any time according to the terms of the agreement.

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On September 5, 2019, we announced that the Company has entered into a license and commercial supply agreement with Tris Pharma, Inc. ("Tris"), by which the Company has granted Tris an exclusive license to market, sell and distribute in the United States, Desvenlafaxine Succinate ER in the 50 and 100 mg strengths (the "licensed products") approved for sale in the U.S. market by the U.S. Food and Drug Administration FDA. Several other generic versions of these licensed products are currently available in the market.

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On August 15, 2019, we announced that the Company has entered into a license and commercial supply agreement with Tris, by which the Company has granted Tris an exclusive license to market, sell and distribute in the United States, Quetiapine ER in the 50, 150, 200, 300 and 400 mg strengths (the "licensed products") approved for sale in the US market by the FDA.

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On July 24, 2019, we announced that the Company has been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss the Company’s NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement is not unique to our Product and the Anesthetic and Analgesic Drug products Advisory Committee (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA will be rescheduled at a future date. The FDA informed the Company that it would continue to review the Company’s NDA according to the existing Prescription Drug User Fee Act (“PDUFA”) timeline, but noted that, due to the postponement of the AADPAC meeting, it is possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019. The FDA did not meet the goal date of August 28, 2019, and the Company is awaiting to hear back from the FDA for an Advisory Committee meeting date and a new PDUFA goal date.

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On July 8, 2019, we announced that the Company has obtained an equity financing commitment of up to $10,000,000 from Silverback Capital Corporation, a private investment firm. The Company has not used this commitment and is exploring terminating it.

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On May 30, 2019, we announced that the Company’s pre-existing license to conduct activities with Cannabidiol (“CBD”) has been migrated by Health Canada to a Cannabis Drug License (“CDL”) under the Cannabis Regulations. Our new Cannabis Drug License allows the Company to continue to possess cannabis, produce a drug containing cannabis and sell a drug containing cannabis. The CDL is unique from other forms of cannabis licenses in Canada as, according to Health Canada, it is a requirement for any company that intends to produce and sell a prescription drug containing cannabis or cannabinoids.

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On May 10, 2019, we announced that the Company has received approval from the FDA for the Company's ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. The approved product is a generic equivalent of the branded product Pristiq®. Desvenlafaxine extended-release tablets are a serotonin and norepinephrine reuptake inhibitor ("SNRI") indicated for the treatment of major depressive disorder ("MDD").

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On April 24, 2019, an order had been issued, setting the trial date for the Company's ongoing Purdue litigation case, case number 17-392 in the District of Delaware, with the trial at the time scheduled to begin on November 12, 2019; the 30-month stay date was extended to March 2, 2020. The case has been stayed and the existing trial date has been vacated by orders issued by the judge in the District of Delaware on October 3, 2019. However, the litigation 30-month stay date for regulatory approval remains unchanged. On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue Oxycontin formulation patent, subject to further appeal to the U.S. Supreme Court. The Company and its management intend to continue to vigorously defend against these claims and firmly believe that we do not infringe the subject patents.

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On April 12, 2019, we and Mallinckrodt LLC ("Mallinckrodt") mutually agreed to terminate our license and commercial supply agreement, effective no later than August 31, 2019. Under the terms of our mutual agreement, Mallinckrodt was released from certain obligations under the license and commercial supply agreement as of April 12, 2019. Effective August 12, 2019 the Mallinckrodt agreement was terminated.

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On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “2019 Debenture”). On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2019 Debenture.

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In March 2019, we announced that we had resubmitted, and, that the FDA acknowledged receipt of our resubmission of the Oxycodone ER NDA filed on February 28, 2019. The FDA informed us that it considers the resubmission a complete response to the September 22, 2017 action letter it issued in respect of the NDA. The FDA also assigned a PDUFA goal date of August 28, 2019. A previously scheduled Advisory Committee meeting in respect of the NDA was postponed by the FDA. The FDA did not meet the goal date of August 28, 2019.

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As more fully described below (under the heading “NASDAQ DELISTING AND OTCQB QUOTATION”), in March 2019, the Nasdaq Hearings Panel (the “Nasdaq Panel”) determined to delist our shares from Nasdaq based upon our non-compliance with the $1.00 minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our shares began trading on the OTCQB, which is operated by OTC Markets Group Inc., commencing on March 21, 2019. The Company is also listed on the Toronto Stock Exchange and the Company's non-compliance with Nasdaq's bid price requirement does not impact the Company's listing or trading status on that exchange.

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On February 21, 2019, we and our CEO, Dr. Isa Odidi (the “Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (the “Court”) for a proposed class action under the Ontario Class Proceedings Act (the “Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (the “Plaintiff”), on behalf of a class of Canadian persons (the “Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (the “Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserts that the Defendants knowingly or negligently made certain public statements during the Period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Plaintiff alleges that he and the Class suffered loss and damages as a result of their trading in the Company’s shares during the Period. The Plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit.

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In January 2019, we announced that we had commenced a research and development (“R&D”) program of pharmaceutical CBD based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. We hold a Health Canada Drug Establishment License (or “DEL”) and a dealer's license under the Narcotics Control Regulations (“NCR”). Under the NCR license, we are currently authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada. We also have a CDL from Health Canada.

There can be no assurance that the products licensed under the Tris Pharma agreement will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrent label claims or that the FDA will meet its deadline for review and ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. market, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or Abbreviated New Drug Submissions (“ANDSs”) with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, that any of our products or product candidates will receive regulatory approval for sale in other jurisdictions, or that any of our products will ever be successfully commercialized and produce significant revenue for us, or that the litigation cases can be resolved in our favor. Moreover, there can be no assurance that any cannabidiol-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

NASDAQ DELISTING AND OTCQB QUOTATION

In January 2019, we announced that we had received notice from the Nasdaq Panel extending the continued listing of our common shares until March 7, 2019, subject to certain conditions, while we worked to regain compliance with Nasdaq’s requirements. In March 2019, we received formal notice that the Nasdaq Panel had determined to delist our shares from Nasdaq based upon our non-compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our shares began trading on the OTCQB under the symbol “IPCIF”, commencing on Thursday, March 21, 2019. Our shares also are listed on the TSX under the symbol “IPCI” and our non-compliance with Nasdaq's requirements did not impact our listing or trading status on that exchange.

BUSINESS OVERVIEW

On October 22, 2009, Intellipharmaceutics Ltd. and Vasogen Inc. completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are currently traded on the TSX and OTCQB.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

In November 2005, we entered into a license and commercialization agreement with Par Pharmaceutical, Inc. (“Par”) (as amended on August 12, 2011 and September 24, 2013, the “Par agreement”), pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par.

In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and subsequently Par launched the remaining 5 and 40 mg strengths. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. We currently expect revenues from sales of the generic Focalin XR® capsules to continue to be impacted by ongoing competitive pressures in the generic market. There can be no assurance whether revenues from this product will improve going forward or that any recently launched strengths will be successfully commercialized. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on its timely payment to us of the contracted calendar quarterly payments as they come due.

In November 2018, we received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor® XR sold in the U.S. by Wyeth Pharmaceuticals, LLC. We are actively exploring the best approach to maximize our commercial returns from this approval. There can be no assurance that our generic Effexor XR® for the 37.5, 75 and 150 mg strengths will be successfully commercialized and produce significant revenue for us.

In October 2016, we announced we had entered into the Mallinckrodt agreement, a license and commercial supply agreement, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug products:

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Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – Approved and launched

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Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Approved

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Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA under FDA Review

We agreed to manufacture and supply these licensed products exclusively for Mallinckrodt on a cost-plus basis. The Mallinckrodt agreement contained customary terms and conditions for an agreement of this kind and was subject to early termination in the event we did not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party.

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca Pharmaceuticals LP (“AstraZeneca”). Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our then marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017, however, the arrangement did not generate significant revenue. On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement and effective August 12, 2019, it was terminated.

On August 15, 2019 we announced a license and commercial supply agreement with Tris Pharma, Inc. ("Tris"), granting Tris the exclusive license to market, sell and distribute all strengths of the product in the United States. In May 2019 we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will be successfully commercialized and produce significant revenue for us.

On September 5, 2019, we announced an agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute the two strengths of Desvenlafaxine Extended-release Tablets 50 mg and 100 mg in the United States.

In November 2018, we received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR® sold in the U.S. by Wyeth Pharmaceuticals, LLC. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths.

All three licensing agreements with Tris Pharma have an initial term of five years and two-year renewals thereon until terminated, and all provide for a share of net profits to the Company. The rights granted include a license to intellectual property necessary to distribute the product in the territory. IPC will maintain all ownership of the product and responsibility to manufacture the Product and supply exclusively to Tris Pharma on a cost-plus basis. The Tris Pharma agreements contain customary terms and conditions for agreements of this kind. There can be no assurance that our generic Effexor XR® for the 37.5, 75 and 150 mg strengths will be successfully commercialized and produce significant revenue for us.

In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths, a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the U.S. by Bristol-Myers Squibb. The Company is aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity for this product. We have been continuing to evaluate options to realize commercial returns on this product, particularly in international markets. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our metformin hydrochloride extended release tablets will be successfully commercialized and produce significant revenues for us.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release) tablets for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity. We have been actively exploring the best approach to maximize our commercial returns from this approval and have been looking at several international markets where, despite lower volumes, product margins are typically higher than in the U.S. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized and produce significant revenues for us. On September 30, 2019, pursuant to an ANDA Sale Agreement (the “ANDA Agreement”) we sold Levetiracetam extended-release tablets 500mg and 750 mg to ANDA Repository, LLC (the “Purchaser”) in exchange for a purchase price of $1.00 for the “Transferred ANDA. “Transferred ANDA” is defined as all of the assets relating to the ANDA for Levetiracetam extended-release tablets 500mg and 750 mg. Additionally, pursuant to the ANDA Agreement, we agreed to pay the Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 1 to 5 approved ANDAs and the FDA Program Fee for 6 to 19 approved ANDAs. Further, under the ANDA Agreement, we have the option to repurchase the Levetiracetam ANDA for a purchase price of $1 at any time according to the terms of the agreement.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of revenue generating commercial products. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense, will improve our return from our products while allowing us to focus on our core competencies. We expect our expenditures for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval, respectively.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. We expect that certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our commercialization partner may pay certain of the expenses of development, make certain milestone payments to us and receive a share of revenues or profits if the drug is developed successfully to completion, the control of which would generally be in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our R&D emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Oxycodone ER and RegabatinTM. In January 2019, we announced that we had commenced a research and development (“R&D”) program of pharmaceutical cannabidiol (“CBD”) based products. As part of this R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. We hold a Health Canada Drug Establishment License (or DEL) and a dealer's license under the Narcotics Control Regulations (“NCR”). Under the NCR license, we are currently authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada. We have also identified several additional 505(b)(2) product candidates for development in various indication areas including cardiovascular, dermatology, pulmonary disease and oncology. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the nPODDDS™, or novel Point of Divergence Drug Delivery System. nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our PODRAS™, or Paradoxical OverDose Resistance Activating System, delivery technology was initially introduced to enhance our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRASTM delivery technology platform was designed to prevent an overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active ingredient (“drug active”) released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS™ technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016, July 2017 and October 2017, respectively. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in future product candidates, including Oxycodone ER and other similar pain products, as well as pursuing out-licensing opportunities. The Company is currently working on the development of an Oxycodone immediate-release (IR) product incorporating this technology.

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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Some of our technologies are also focused on the development of abuse-deterrent and overdose preventive pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (APIs) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the U.S. by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be commercially viable or beneficial.

OUR DRUG DELIVERY TECHNOLOGIES

HypermatrixTM

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We are currently working on an alternate Oxycodone ER product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent Oxycodone ER development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

In December 2016, July 2017 and October 2017, U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRASTM platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PRODUCTS AND PRODUCT CANDIDATES

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$877	Intellipharmaceutics and Par (US) Philippines rights subject to licensing and distribution agreement
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$141	ANDA Repository(5)
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Received final approval for 37.5, 75 and 150 mg strengths from FDA	ANDA	$838	Intellipharmaceutics and Tris Pharma (US)
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$385	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$208 (500 and 750 mg only)	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$112
Intellipharmaceutics and Tris Pharma (US)  Philippines, Malaysian and Vietnamese rights subject to licensing and distribution agreements
Vietnamese distribution rights to unannounced pharmaceutical distributor

Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$523	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	Received tentative approval for the 50 and 100 mg strengths from FDA	ANDA	$275	Intellipharmaceutics and Tris Pharma (US)
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$240	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$49	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules		Pain	NDA application accepted February 2017 and under review by FDA	NDA 505(b)(2)	$1,200	Intellipharmaceutics
Pregabalin extended-release capsules		Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	$3,594	Intellipharmaceutics

Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$566	Intellipharmaceutics
Oxycodone hydrochloride immediate release tablets (IPCI006)		Pain	IND application submitted in November 2018	NDA 505(b)(2)	$653	Intellipharmaceutics

 Notes:

(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended January 2020 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions Corporation. The information attributed to Symphony Health Solutions Corporation herein is provided as is, and Symphony makes no representation and/or warranty of any kind, including but not limited to, the accuracy and/or completeness of such information.

(3)
For information regarding the Par agreement (as hereinafter defined), the Mallinckrodt agreement (as hereinafter defined) and the licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines, see “General Development of the Business”, “Other Potential Products and Markets”. There can be no assurance as to when, or if at all, any of our products or product candidates, as the case may be, will receive regulatory approval for sale in the Philippines, Malaysia or Vietnam. For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

(4)
Includes a Company ANDA (as hereinafter defined under “Material Contracts”) final approval for our 15 and 30 mg strengths, and a Par ANDA (as hereinafter defined under “Material Contracts”) final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

(5)
As at September 30, 2019, pursuant to an ANDA Sale Agreement (the “ANDA Agreement”) we sold Levetiracetam extended-release tablets 500mg and 750 mg to the ANDA Repository, LLC (the “Purchaser”) in exchange for a purchase price of $1.00 for the “Transferred ANDA”. “Transferred ANDA” is defined as all of the assets relating to the ANDA for Levetiracetam extended-release tablets 500mg and 750 mg. Under the ANDA Agreement, we have the option to repurchase the Levetiracetam ANDA for a purchase price of $1 at any time according to the terms of the agreement.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all of our FDA approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales of all strengths of generic Focalin XR® are payable by Par to us as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. to 180 days of generic exclusivity from the date of first launch of such products. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. In November 2017, Par launched the remaining 5 and 40 mg strengths providing us with the full line of generic Focalin XR® strengths available in the U.S. market.

In November 2018, we announced that we entered into an exclusive licensing and distribution agreement with a pharmaceutical distributor in the Philippines pursuant to which the distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Focalin XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of our generic Focalin XR® and we will be the exclusive supplier of such product. This multi-year agreement is subject to early termination.

There can be no assurance as to when and if such product will receive regulatory approval for the sale in the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2016 for the 500 and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We have been actively exploring the best approach to maximize our commercial returns from this approval and have been looking at several international markets where, despite lower volumes, product margins are typically higher than in the U.S.

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Keppra XR®. These multi-year agreements are each subject to early termination.

On September 30, 2019, pursuant to an ANDA Sale Agreement (the “ANDA Agreement”) we sold Levetiracetam extended-release tablets 500 mg and 750 mg to the ANDA Repository, LLC (the “Purchaser”) in exchange for a purchase price of $1.00 for the “Transferred ANDA”. “Transferred ANDA” is defined as all of the assets relating to the ANDA for Levetiracetam extended-release tablets 500mg and 750 mg. Additionally, pursuant to the ANDA Agreement, we agreed to pay the Purchaser an annual fee for each fiscal year. equal to 50% of the difference between the FDA Program Fee for 1 to 5 approved ANDAs and the FDA Program Fee 6 to 19 approved ANDAs. Further, under the ANDA Agreement, we have the option to repurchase the Levetiracetam ANDA for a purchase price of $1 at any time according to the terms of the agreement.

There can be no assurance that the Company's generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Venlafaxine hydrochloride – Effexor XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in November 2018 for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor® XR sold in the U.S. by Wyeth Pharmaceuticals, LLC. Effexor® XR, and the drug active venlafaxine hydrochloride, are indicated for the treatment of major depressive disorder or MDD. We are actively exploring the best approach to maximize our commercial returns from this approval. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, Inc. ("Tris"), by which we granted Tris an exclusive license to market, sell and distribute in the United States, Venlafaxine extended-release capsules in the 37.5, 75, and 150 mg strengths. Several other generic versions of the licensed product are currently available in the market and this limits the overall market opportunity. There can be no assurance that the Company’s venlafaxine hydrochloride extended-release capsules for the 37.5 mg, 75 mg, and 150 mg will be successfully commercialized and produce significant revenue for us.

Metformin hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2017 for the 500 and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity, however, we are continuing to evaluate options to realize commercial returns on this product, particularly in international markets.

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Glucophage® XR. These multi-year agreements are each subject to early termination.

There can be no assurance that our generic Glucophage® XR for the 500 and 750 mg strengths will be successfully commercialized. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Seroquel XR®, and the drug active quetiapine fumarate, are indicated for use in the management of schizophrenia, bipolar disorder and major depressive disorder (MDD). Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Our final FDA approval followed the expiry of 180-day exclusivity periods granted to the first filers of generic equivalents to the branded product, which were shared by Par and Accord Healthcare. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our then marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement and effective August 12, 2019 the Mallinckrodt agreement was terminated. On August 15, 2019 we announced a license and commercial supply agreement with Tris Pharma, granting Tris an exclusive license to market, sell and distribute all strengths of the product in the United States.

In November 2018, we announced that we entered into three exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® in Malaysia, Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Seroquel XR®. The multi-year agreements are each subject to early termination. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Malaysia, Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Desvenlafaxine succinate extended-release tablets – Generic Pristiq® (a registered trademark of the brand manufacturer)

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Pristiq®, and the drug active desvenlafaxine succinate, are indicated for use in the management of depression. We previously announced that we had entered into the Mallinckrodt agreement, which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company's desvenlafaxine extended-release tablets (generic Pristiq®). On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement, and effective August 12, 2019 it was terminated.

On September 5, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris an exclusive license to market, sell and distribute the two strengths of the product in the United States. The agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will be successfully commercialized and produce significant revenue for us.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets)

One of our non-generic products under development is our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Our Oxycodone ER is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Oxycodone ER formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which our Oxycodone ER was compared to the existing branded drug OxyContin® (extended release oxycodone hydrochloride) under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our IND submission for Oxycodone ER indicating that we would not be required to conduct Phase III studies if bioequivalence to OxyContin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Oxycodone ER, dosed under fasted and fed conditions, had demonstrated bioequivalence to OxyContin® extended release tablets as manufactured and sold in the U.S. by Purdue Pharma L.P. (“Purdue”). The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Oxycodone ER to the same strengths of OxyContin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Oxycodone ER vs OxyContin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.

In July 2016, we announced the results of a food effect study conducted on our behalf for Oxycodone ER. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Oxycodone ER following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Oxycodone ER can be administered with or without a meal (i.e., no food effect). Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Oxycodone ER taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). We believe that Oxycodone ER is well differentiated from currently marketed oral oxycodone extended release products.

In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue’s file for its OxyContin®. In February 2017, the FDA accepted for filing our NDA, and set a PDUFA goal date of September 25, 2017. Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids - Evaluation and Labeling" guidance published in April 2015.

Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), or that such patents are invalid, and so notified all holders of the subject patents of such certification.

On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. We then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019. On January 17, 2019, the court issued a scheduling order in which the remaining major portions are scheduled. The trial is scheduled for June 2020.

An order was issued on April 24, 2019 setting the trial date for the Company's ongoing Purdue litigation case, case number 17-392 in the District of Delaware, with the trial scheduled to begin on November 12, 2019 and a decision expected by March 2, 2020. The 30-month stay date is now March 2, 2020. On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue Oxycontin formulation patent, subject to further appeal to the U.S. Supreme Court. The Company and its management intend to continue to vigorously defend against these claims and firmly believe that we do not infringe the subject patents.

On October 4, 2019, we announced that following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation cases, number 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics, have been stayed and the existing trial dates in both cases have been vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. No new dates were given for reinstatement; however, the parties are required to provide a further status report to the judge in each case no later than March 13, 2020. The previous 30-month stay date of March 2, 2020, remains unchanged at this time, absent a further order of the judge.

In June 2017, we announced that a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA (together, the “Advisory Committees”) meeting was scheduled for July 26, 2017 to review our NDA for Oxycodone ER. The submission requested that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.

In July 2017, the Company announced that the FDA Advisory Committees voted 22 to 1 in finding that the Company’s NDA for Oxycodone ER should not be approved at this time. The Advisory Committees also voted 19 to 4 that the Company had not demonstrated that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there was not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The Advisory Committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

In September 2017, the Company received a Complete Response Letter (“CRL”) from the FDA for the Oxycodone ER NDA. In its CRL, the FDA provided certain recommendations and requests for information, including that we complete Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse. The FDA also requested that we submit an alternate proposed proprietary name for Oxycodone ER. The FDA determined that it could not approve the application in its present form. The FDA granted our request for an extension to February 28, 2019 to resubmit our NDA for Oxycodone ER under section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act.

In February 2018, the Company met with the FDA to discuss the above-referenced CRL for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, the Company will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

The abuse liability studies for the intranasal route of abuse commenced in May 2018 with subject screening, while the studies for the oral route commenced in June 2018. The clinical part of both studies was completed, and the results included in the NDA resubmission.

In March 2019, the FDA acknowledged receipt of our resubmission of the Oxycodone ER NDA filed on February 28, 2019. The FDA had informed the Company that it considered the resubmission a complete response to the September 22, 2017 action letter it issued in respect of the NDA. The FDA also assigned a PDUFA goal date of August 28, 2019.

On July 24, 2019, we announced that the Company has been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss our NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement is not unique to our product and the Anesthetic and Analgesic Drug Products Advisory Committee (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA was going to be rescheduled at a future date. The FDA informed the Company that it would continue to review the Company’s NDA according to the existing PDUFA timeline, but noted that, due to the postponement of the AADPAC meeting, it was possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019. The FDA did not meet the goal date of August 28, 2019.

In December 2019, we announced that a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA has been scheduled for January 15, 2020 to review the NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets.

On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the FDA to review our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XR™, for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. The FDA will take action on our application after completion of their review.

There can be no assurance that the studies will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrent deterrence label claims, that the FDA will meet its deadline for review, or that the FDA will ultimately approve our NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us. In November 2018, we announced that we entered into an exclusive licensing and distribution agreement with a pharmaceutical distributor in the Philippines pursuant to which the distributor was granted the exclusive right, subject to regulatory approval, to import and market Oxycodone ER in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of our Oxycodone ER and we will be the exclusive supplier of our Oxycodone ER. This multi-year agreement is subject to early termination. There can be no assurance as to when and if such product candidate will receive regulatory approval for the sale in the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Regabatin™ XR (Pregabalin Extended-Release)

Another of our non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the U.S. by Pfizer Inc. In October 2017, Pfizer also received approval for a Lyrica® CR, a controlled-release version of pregabalin. In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-Investigational New Drug (or Pre-IND) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and are currently evaluating strategic options to advance this opportunity.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Oxycodone Hydrochloride IR Tablets (IPCI006) (Abuse Deterrent and Overdose Resistant Oxycodone Hydrochloride Immediate Release Tablets) – ROXICODONE®

In November 2018, we announced that we had submitted an IND application to the FDA for our IPCI006 oxycodone hydrochloride immediate release tablets in the 5, 10, 15, 20 and 30 mg strengths. This novel drug formulation incorporates the Company's PODRAS™, or Paradoxical OverDose Resistance Activating System, delivery technology and its nPODDDS™, or novel Point Of Divergence Drug Delivery System, technology. IPCI006 is designed to prevent, delay or limit the release of oxycodone hydrochloride when more intact tablets than prescribed are ingested, thus delaying or preventing overdose and allowing for sufficient time for a rescue or medical intervention to take place. It is also intended to present a significant barrier to abuse by snorting, "parachuting," injecting or smoking finely crushed oxycodone hydrochloride immediate release tablets. The data generated from the studies conducted under this IND is expected to form part of an NDA seeking FDA approval for IPCI006 tablets.

If approved, IPCI006 may be the first immediate release formulation of oxycodone hydrochloride intended to simultaneously prevent or delay overdose and prevent abuse by intranasal or intravenous routes.

There can be no assurance that we will be successful in submitting any NDA with the FDA, that the FDA will approve the Company's IPCI006 product candidate for sale in the U.S. market or any related abuse-deterrent label claims, or that it will ever be successfully commercialized and produce significant revenue for us.

Other Potential Products and Markets

We are continuing our efforts to identify opportunities internationally, particularly in China, that could if effectuated provide product distribution alternatives through partnerships and therefore would not likely require an investment or asset acquisition by us. Discussions toward establishing a partnership to facilitate future development activities in China are ongoing. We have not at this time entered into and may not ever enter into any such arrangements.

In addition, we are seeking to develop key relationships in several other international jurisdictions where we believe there may be substantial demand for our generic products. These opportunities could potentially involve out-licensing of our products, third-party manufacturing supply and more efficient access to pharmaceutical ingredients and therefore assist with the development of our product pipeline.

In November 2018, we announced that we had entered into an exclusive licensing and distribution agreement for our abuse resistant Oxycodone ER product candidate and four generic drug products with a pharmaceutical distributor in the Philippines. Under the terms of the agreement the distributor was granted the exclusive right, subject to regulatory approval, to import and market our first novel drug formulation, abuse-deterrent Oxycodone ER, in the Philippines. Additionally, this distributor was granted, subject to regulatory approval, the exclusive right to import and market our generic Seroquel XR®, Focalin XR®, Glucophage® XR, and Keppra XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of all products included in the agreement and we will be the exclusive supplier of said products. The multi-year agreement with the Philippines distributor is subject to early termination. Financial terms of the agreement have not been disclosed. There can be no assurance as to when or if any of our products or product candidates will receive regulatory approval for sale in the Philippines or that, if so approved, any such products will be successfully commercialized there and produce significant revenues for us. Moreover, there can be no assurance that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of our requested abuse-deterrent label claims or that the FDA will meet its deadline for review or ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us.

In November 2018, we announced that we had entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia and Vietnam.

A Malaysian pharmaceutical distribution company was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® (quetiapine fumarate extended-release) in Malaysia. Under the terms of the agreement, four strengths (50, 200, 300 and 400 mg) of generic Seroquel XR® will be manufactured and supplied by us for distribution in Malaysia. We are also in discussions to include other products in the agreement with said distributor, who will be required to purchase a minimum yearly quantity of all products included in the agreement.

A Vietnamese pharmaceutical distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR®, Glucophage® XR, and Keppra XR® in Vietnam. Under the terms of the agreement, two strengths (500 and 750 mg) of generic Glucophage® XR, three strengths (50, 150 and 200 mg) of generic Seroquel XR® and one strength (500 mg) of generic Keppra XR® will be manufactured and supplied by us for distribution in Vietnam. The Vietnamese distributor will be required to purchase a minimum yearly quantity of all products included in the agreement.

The multi-year agreements with the Malaysian and Vietnamese distributors are each subject to early termination. Financial terms of the agreements have not been disclosed. There can be no assurance as to when or if any of our products will receive regulatory approval for sale in Malaysia or Vietnam or that, if so approved, the products will be successfully commercialized there and produce significant revenues for the Company.

Additionally, in January 2018, we announced we had commenced an R&D program of CBD based products. As part of this R&D program, we filed multiple provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. The patent filings, together with certain of our already issued drug delivery patents, are intended to form the basis of the development of a pipeline of novel controlled-release product candidates with CBD as the main active ingredient. On May 30, 2019 we announced that the Company’s pre-existing license to conduct activities with CBD has been migrated by Health Canada to a CDL under the Cannabis Regulations. Our new Cannabis Drug License allows the Company to continue to possess cannabis, produce a drug containing cannabis and sell a drug containing cannabis. The CDL is unique from other forms of cannabis licenses in Canada as, according to Health Canada, it is a requirement for any company that intends to produce and sell a prescription drug containing cannabis or cannabinoids. Only companies, such as our Company, with a Health Canada issued Drug Establishment License are eligible to apply for a Cannabis Drug License. There can be no assurance that we will be able to develop cannabis-based products or that any cannabis-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

SELECTED FINANCIAL INFORMATION

	For the years ended
	November 30,	November 30,	November 30,
	2019	2018	2017
	$	$	$
Revenue	3,480,516	1,712,731	5,504,452
Cost of goods sold	33,068	124,870	704,006
Expenses	11,282,398	14,914,127	13,066,228
Loss from operations	(7,834,950)	(13,326,266)	(8,265,782)
Net loss per common share, basic and diluted	(0.37)	(2.89)	(2.86)

Cash	64,622	6,641,877	1,897,061
Total assets	3,796,713	11,474,227	7,396,781

Convertible debentures	1,744,813	1,790,358	1,290,465
Total liabilities	7,488,934	7,371,920	7,010,398
Shareholders' (deficency) equity	(3,692,221)	4,102,307	386,383
Total liabilities and shareholders equity	3,796,713	11,474,227	7,396,781

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our audited consolidated financial statements for the year ended November 30, 2019.

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC 606 “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Under the terms of the licensing arrangements, the Company provides the customer with a right to access the Company’s intellectual property with regards to the license which is granted. Revenue arising from the license of intellectual property rights is recognized over the period the Company transfers control of the intellectual property.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance pursuant to ASC 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the consolidated statements of operations and comprehensive loss.

The Company also had a license and commercial supply agreement with Mallinckrodt which provided Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Under the terms of this agreement, the Company was responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. The Company records revenue once Mallinckrodt obtains control of the product and the performance obligation is satisfied. On April 12, 2019, Mallinckrodt and the Company mutually agreed to terminate their Commercial Supply Agreement (the “Mallinckrodt agreement”) effective no later than August 31, 2019. Under the terms of the mutual agreement, Mallinckrodt was released from certain obligations under the agreement as of April 12, 2019. Effective August 12, 2019 the Mallinckrodt agreement was terminated.

Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC 606. Once product is sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC 606, the Company records licensing revenue as earned on a monthly basis.

Milestones

For milestone payments that are not contingent on sales-based thresholds, the Company applies a most-likely amount approach on a contract-by-contract basis. Management makes an assessment of the amount of revenue expected to be received based on the probability of the milestone outcome. Variable consideration is included in revenue only to the extent that it is probable that the amount will not be subject to a significant reversal when the uncertainty is resolved (generally when the milestone outcome is satisfied).

Research and development

Under arrangements where the license fees and R&D activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the R&D process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition.

For the year ended November 30, 2019, the Company recognized $2,362,500 (2018 - $300,000) of revenue based on a straight-line basis over the remaining term of the Mallinckrodt agreement which expired on August 12, 2019. As of November 30, 2019, the Company has recorded a deferred revenue balance of $Nil (November 30, 2018 - $2,362,500) relating to the underlying contracts due to termination of our license and commercial supply agreement with Mallinckrodt. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

Research and development costs

R&D costs related to continued research and development programs are expensed as incurred in accordance with ASC Topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2019, the Company had raw materials inventories of $172,830 (2018 - $144,659), work in process of $73,927 (2018 - $73,927) and finished goods inventory of $102,374 (2018 - $33,065) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the audited consolidated statements of operations and comprehensive loss.

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Convertible debentures

In fiscal year 2013, the Company issued an unsecured convertible debenture in the principal amount of $1,500,000 (the “2013 Debenture”). At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the 2013 Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the 2013 Debenture using the effective rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

On September 10, 2018, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

On May 1, 2019, the Company refinanced the 2013 Debenture with an unsecured convertible debenture in the principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share (the “2019 Debenture”). At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC topic 815 Derivatives and Hedging. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

On August 26, 2019, the Company issued an unsecured convertible debenture in the principal amount of $140,800 (the “August 2019 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the August 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). In November 2019, the debt was paid in full.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 (the “November 2019 Debenture”) that will mature on December 31, 2019, bear interest at a rate of 12% per annum and be convertible into common shares of the Company at a conversion price of $0.12 per share. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the November 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, ASC 606, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Under ASC 606, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring control of goods or services to a customer. The principles in ASC 606 provide a more structured approach to measuring and recognizing revenue. As of December 1, 2018, the Company has adopted ASC 606 using the modified retrospective method and has elected to apply the standard retrospectively only to contracts that are not completed contracts at the date of initial application. The adoption of ASC 606 did not have an impact on the date of transition and did not have a material impact on the Company’s consolidated financial statements for the year ended November 30, 2019.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. The Company has adopted ASU No. 2016-01 effective December 1, 2018 and the adoption did not have an impact on the date of transition or any material impact on the Company’s consolidated financial statements for the year ended November 30, 2019.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company adopted ASU 2017-01 effective December 1, 2018 and the amendments did not have any impact on the Company’s financial position, results of operations, cash flows or disclosures.

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation —Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance on changes to the terms or conditions of a share-based payment award, which require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company adopted ASU 2017-09 effective December 1, 2018 and the amendments did not have any impact on the Company’s financial position, results of operations, cash flows or disclosures.

Future accounting pronouncements

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market for our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the number of competitive products and the extent of any aggressive pricing activity, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

	For the years ended
	November 30	November 30	November 30	Change		Change
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	$	$	$	$	%	$	%
Revenue:
Licensing	1,114,031	1,370,607	5,025,350	(256,576)	-19%	(3,654,743)	-73%
Up-front fees	2,366,485	342,124	479,102	2,024,361	592%	(136,978)	-29%
	3,480,516	1,712,731	5,504,452	1,767,785	103%	(3,791,721)	-69%

Cost of goods sold	33,068	124,870	704,006	(91,802)	-74%	(579,136)	-82%
Gross Margin	3,447,448	1,587,861	4,800,446	1,859,587	117%	(3,212,585)	-67%

Expenses:
Research and development	6,608,794	10,827,293	9,271,353	(4,218,499)	-39%	1,555,940	17%
Selling, general and administrative	4,167,801	3,476,450	3,287,914	691,351	20%	188,536	6%
Depreciation	505,803	610,384	506,961	(104,581)	-17%	103,423	20%
	11,282,398	14,914,127	13,066,228	(3,631,729)	-24%	1,847,899	14%

Loss from operations	(7,834,950)	(13,326,266)	(8,265,782)	5,491,316	-41%	(5,060,484)	61%
Net foreign exchange (loss) gain	(25,498)	8,592	(80,093)	(34,090)	-397%	88,685	-111%
Interest income	13,535	227	15,037	13,308	5863%	(14,810)	-98%
Interest expense	(247,516)	(255,231)	(389,239)	7,715	-3%	134,008	-34%
Financing cost	-	(174,802)	(137,363)	174,802	-100%	(37,439)	27%
Gain on settlement of convertible debt	4,419	-	-	4,419	N/A	-	N/A
Net loss before income taxes	(8,090,010)	(13,747,480)	(8,857,440)	5,657,470	-41%	(4,890,040)	55%

Provision for income taxes
Current tax expense	5,678	-	-	5,678	N/A	-	N/A
Deferred tax recovery	(11,042)	-	-	(11,042)	N/A	-	N/A
Net loss and comprehenisve loss	(8,084,646)	(13,747,480)	(8,857,440)	5,662,834	-41%	(4,890,040)	55%

Year Ended November 30, 2019 compared to the Year Ended November 30, 2018

Revenue

The Company recorded revenues of $3,480,516 for the year ended November 30, 2019 versus $1,712,731 for the year ended November 30, 2018. Licensing revenue consisted primarily of commercial sales of the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths of generic Focalin XR® under the Par agreement. The higher increased revenue in the year ended November 30, 2019 compared to year ended November 30, 2018 is primarily due to the change in contract term with Mallinckrodt that terminated on August 12, 2019, and the recognition of up-front fees on the termination of the Mallinckrodt agreement.

We entered into separate license and commercial supply agreements with Tris, granting Tris exclusive licenses to market, sell and distribute in the United States Quetiapine Extended-Release (ER) Tablets in the 50, 150, 200, 300 and 400 mg strengths, Desvenlafaxine Succinate ER Tablets in the 50 and 100 mg strengths and Venlafaxine Hydrochloride ER Capsules 37.5 mg, 75 mg and 150 mg, which are all approved for sale in the US market by the FDA.

Cost of goods sold

The Company recorded cost of goods sold of $33,068 for the year ended November 30, 2019 versus $124,870 for the year ended November 30, 2018. Cost of sales reflects the Company’s manufacturing shipments of generic Seroquel XR® to Mallinckrodt.

Research and Development

Expenditures for R&D for the year ended November 30, 2019 were lower by $4,218,499 compared to the year ended November 30, 2018. The decrease is primarily due to significantly lower expenditures in clinical and other biostudies, stock-based compensation as well as patent litigation expenses partially offset by higher third-party consulting fees.

In the year ended November 30, 2019, we recorded $212,357 of expenses for stock-based compensation for R&D employees compared to $883,064 for the year ended November 30, 2018.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2019 were lower by $3,547,792 compared to the year ended November 30, 2018. The decrease was mainly due to the decrease in expenditures on clinical studies and other biostudies as well patent and litigation expenses and was partially offset by higher third-party consulting fees.

Selling, General and Administrative

Selling, general and administrative expenses were $4,167,801 for the year ended November 30, 2019 in comparison to $3,476,450 for the year ended November 30, 2018, resulting in an increase of $691,351. The increase is due to higher expenses related to administrative costs partially offset by a decrease in marketing cost and wages and benefits.

Administrative costs for the year ended November 30, 2019 were $2,783,421 in comparison to $1,793,724 in the year ended November 30, 2018. The increase for the year ended November 30, 2019 was due to the increase in professional and legal fees.

Expenditures for wages and benefits for the year ended November 30, 2019 were $926,574 in comparison to $1,124,568 in the year ended November 30, 2018. For the year ended November 30, 2019, we recorded an expense of $52,211 against expense for stock-based compensation compared to an expense of $44,622 for the year ended November 30, 2018. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2019 were lower by $205,583 compared to the year ended November 30, 2018. During the year ended November 30, 2019, the Company reduced its head count to 31 employees from 59 as at November 30, 2018 and accrued severance of $180,499 for the terminated employees during the year ended November 30, 2019.

Marketing costs for the year ended November 30, 2019 were $324,586 in comparison to $421,401 in the year ended November 30, 2018. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2019 were $133,220 in comparison to $136,757 for the year ended November 30, 2018.

Depreciation

Depreciation expenses for the year ended November 30, 2019 were $505,803 in comparison to $610,384 in the year ended November 30, 2018. The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2019.

Foreign Exchange Gain

Foreign exchange loss was $25,498 for the year ended November 30, 2019 in comparison to a gain of $8,592 in the year ended November 30, 2018. The foreign exchange loss for the year ended November 30, 2019 was due to the weakening of the U.S dollar against the Canadian dollar during the year ended November 30, 2019 as the exchange rates changed to $1.00 for C$1.3289 as at November 30, 2019 from $1.00 for C$1.3301 as at November 30, 2018. The foreign exchange gain for the year ended November 30, 2018 was due to the strengthening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2018 as the exchange rates changed to $1.00 for C$1.3301 as at November 30, 2018 from $1.00 for C$1.2888 as at November 30, 2017.

Interest Income

Interest income for the year ended November 30, 2019 was higher by $13,308 in comparison to the prior period. For the year ended November 30, 2019, interest was higher largely due to interest received on input tax credit refunds under the SR&ED incentive program in the third quarter of 2019.

Interest Expense

Interest expense for the year ended November 30, 2019 was $247,516 in comparison to $255,231 in the year ended November 30, 2018. This is primarily due to interest paid in 2019 on the 2013 Debenture and 2019 Debenture, which accrues interest at 12% annually, interest paid on the 2018 Debenture, which accrues interest at 10% annually, interest paid on the August 2019 Debenture, which accrues interest at 8% annually and interest paid on the November 2019 Debenture, which accrues interest at 12% annually and the related 2018 debenture being accreted at an annual effective interest rate of approximately 7.3%, August 2019 debenture being accreted at an annual effective interest rate of approximately 77.1% and November 2019 debenture being accreted at an annual effective interest rate of approximately 152.4% in comparison to the year ended November 30, 2018 when the interest expense was related to the interest paid on the 2013 Debenture which accrues interest payable at 12% annually and 2018 Debenture which accrues interest payable at 10% annually and the related debenture being accreted at an annual effective interest rate of approximately 7.3%.

Net Loss

The Company recorded net loss for the year ended November 30, 2019 of $8,084,646 or $0.37 per common share, compared with a net loss of $13,747,480 or $2.89 per common share for the year ended November 30, 2018. In the year ended November 30, 2019, the lower net loss is attributed to the higher recognition of Mallinckrodt upfront fees due to the change in contract term with Mallinckrodt which was terminated effective August 12, 2019 compared to the original ten-year term combined with increased administrative expense related to professional and legal fees and decreased R&D expenses. In the year ended November 30, 2018, the net loss was attributed to lower recognition of Mallinckrodt upfront fees combined with increased R&D expenses.

Year Ended November 30, 2018 compared to the Year Ended November 30, 2017

Revenue

The Company recorded revenues of $1,712,731 for the year ended November 30, 2018 versus $5,504,452 for the year ended November 30, 2017. Such revenues consisted primarily of licensing revenues from commercial sales of the 15, 25, 30 and 35 mg strengths of our generic Focalin XR® under the Par agreement. The decrease in revenues in the year ended November 30, 2018 compared to year ended November 30, 2017 is primarily due to considerably lower profit share payments from sales of generic Focalin XR® capsules in the U.S. Beginning in early 2018, we began to see significant impact from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the last several quarters have shown decline over the same period in the prior year.

Revenues from generic Seroquel XR® were well below levels expected at the launch of the product in 2017, primarily due to the Company’s commercial partner entering the market later than planned. Several initiatives to gain market share had shown some improved returns, however, the product did not achieve meaningful market penetration. The Mallinckrodt agreement was terminated effective August 12, 2019.

Cost of goods sold

The Company recorded cost of goods sold of $124,870 for the year ended November 30, 2018 versus $704,006 for the year ended November 30, 2017. Cost of sales reflects the Company’s manufacturing shipments of generic Seroquel XR® to Mallinckrodt.

Research and Development

Expenditures for R&D for the year ended November 30, 2018 were higher by $1,555,940 compared to the year ended November 30, 2017. The increase is primarily due to higher third-party consulting fees and higher patent litigation expenses.

In the year ended November 30, 2018, we recorded $883,064 of expenses for stock-based compensation for R&D employees compared to $1,654,051 for the year ended November 30, 2017, of which $793,795 was for expenses related to performance-based stock options which vested on FDA approval for venlafaxine hydrochloride extended-release capsules in November 2017, and for the year ended November 30, 2017, $1,577,772 was for expenses related to performance-based stock options which vested on FDA approval for metformin hydrochloride extended release tablets in February 2017 and FDA approval of our quetiapine fumarate extended release tablets in May 2017.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2018 were higher by $2,326,927 compared to the year ended November 30, 2017. The increase was primarily due to an increase in third party R&D expenditures as a result of clinical trials for Oxycodone ER and higher patent litigation expenses.

Selling, General and Administrative

Selling, general and administrative expenses were $3,476,450 for the year ended November 30, 2018 in comparison to $3,287,914 for the year ended November 30, 2017, an increase of $188,536. The increase is due to higher expenses related to administrative costs, partially offset by a decrease in wages and marketing cost.

Administrative costs for the year ended November 30, 2018 were $1,793,724 in comparison to $1,402,253 in the year ended November 30, 2017. The increase for the year ended November 30, 2018 was due to the increase in professional fees and legal fees.

Expenditures for wages and benefits for the year ended November 30, 2018 were $1,124,568 in comparison to $1,240,361 in the year ended November 30, 2017. For the year ended November 30, 2018, we recorded $44,622 as expense for stock-based compensation compared to an expense of $95,948 for the year ended November 30, 2017. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2018 were lower by $64,467 compared to the year ended November 30, 2017.

Marketing costs for the year ended November 30, 2018 were $421,401 in comparison to $502,688 in the year ended November 30, 2017. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2018 were $136,757 in comparison to $142,612 for the year ended November 30, 2017. The slight decrease is due to lower facility operating expenses.

Depreciation

Depreciation expenses for the year ended November 30, 2018 were $610,384 in comparison to $506,961 in the year ended November 30, 2017. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the year ended November 30, 2018.

Foreign Exchange Gain

Foreign exchange gain was $8,592 for the year ended November 30, 2018 in comparison to a loss of $80,093 in the year ended November 30, 2017. The foreign exchange gain for the year ended November 30, 2018 was due to the strengthening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2018 as the exchange rates changed to $1.00 for C$1.3301 as at November 30, 2018 from $1.00 for C$1.2888 as at November 30, 2017. The foreign exchange loss for the year ended November 30, 2017 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2017 as the exchange rates changed to $1.00 for C$1.2888 as at November 30, 2017 from $1.00 for C$1.3429 as at November 30, 2016.

Interest Income

Interest income for the year ended November 30, 2018 was lower by $14,810 in comparison to the prior period. For the year ended November 30, 2018 interest was lower largely due to interest received on input tax credit refunds under the SR&ED incentive program in the third quarter of 2017.

Interest Expense

Interest expense for the year ended November 30, 2018 was lower by $134,008 compared with the prior year. This is primarily due to interest expense paid on the 2013 Debenture, which accrues interest payable at 12% annually, as well as the 2018 Debenture, which accrues interest payable at 10% annually, and the related debenture being accreted at an annual effective interest of approximately 4.9% during the 2018 fiscal year in comparison to the fiscal year 2017 when we had only the 2013 Debenture with an effective interest of approximately 15.2%.

Net Loss

The Company recorded net loss for the year ended November 30, 2018 of $13,747,480 or $2.89 per common share, compared with a net loss of $8,857,440 or $2.86 per common share for the year ended November 30, 2017. In the year ended November 30, 2018, the higher net loss is attributed to the lower licensing revenues from commercial sales of generic Focalin XR® and lower licensing revenues from our generic Seroquel XR® (quetiapine fumarate extended-release) combined with increased third party R&D expenses primarily related to clinical trials for the Company’s Oxycodone ER product, legal and other administrative expenses. In the year ended November 30, 2017, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® and, to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt.

SUMMARY OF QUARTERLY RESULTS

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

			Loss per share
	Revenue	Net loss	Basici	Dilutedi
Quarter Ended	$	$	$	$
November 30, 2019	232,519	(1,333,074)	(0.04)	(0.04)
August 31, 2019	1,689,941	(1,454,325)	(0.07)	(0.07)
May 31, 2019	1,214,520	(2,072,798)	(0.10)	(0.10)
February 28, 2019	343,536	(3,224,449)	(0.16)	(0.16)
November 30, 2018	387,691	(3,784,512)	(0.67)	(0.67)
August 31, 2018	413,555	(3,954,104)	(0.91)	(0.91)
May 31, 2018	576,967	(2,859,276)	(0.68)	(0.68)
February 28, 2018	334,518	(3,149,588)	(0.91)	(0.91)

(i) Quarterly per share amounts may not sum due to rounding

 It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance-based stock options. The lower net loss in the fourth quarter of 2019 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The lower net loss in the third quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of Mallinckrodt agreement, lower R&D spending and selling, general and administrative expenses. The lower net loss in the second quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of Mallinckrodt agreement and lower R&D spending offset by higher selling, general and administrative expenses. The lower net loss in the first quarter of 2019 is primarily attributed to lower R&D spending offset by higher selling, general and administrative expenses and licensing revenues. The lower net loss in the fourth quarter of 2018 is primarily attributed to lower R&D spending and selling, general and administrative expenses offset by licensing revenues. The higher net loss in the third quarter of 2018 is primarily attributed to higher third-party R&D expenses as a result of clinical trials for Oxycodone ER, as well as increased patent litigation expenses. The lower net loss in the second quarter of 2018 is primarily attributed to slightly higher licensing revenues and lower R&D spending. The net loss in the first quarter of 2018 is primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR®, along with higher R&D expenses.

LIQUIDITY AND CAPITAL RESOURCES

	For the year ended
	November 30,	November 30,	November 30,
	2019	2018	2017	Change (2019 vs 2018)		Change (2018 vs 2017)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(6,663,677)	(12,508,960)	(6,105,785)	5,845,283	-47%	(6,403,175)	105%
Cash flows provided from financing activities	100,896	17,354,954	5,682,168	(17,254,058)	-99%	11,672,786	205%
Cash flows used in investing activities	(14,474)	(101,178)	(1,823,746)	86,704	-86%	1,722,568	-94%
(Decrease) increase in cash	(6,577,255)	4,744,816	(2,247,363)	(11,322,071)	-239%	6,992,179	-311%
Cash, beginning of year	6,641,877	1,897,061	4,144,424	4,744,816	250%	(2,247,363)	-54%
Cash, end of year	64,622	6,641,877	1,897,061	(6,577,255)	-99%	4,744,816	250%

The Company had cash of $64,622 as at November 30, 2019 compared to $6,641,877 as at November 30, 2018. The decrease in cash was mainly due to expenditures for R&D and selling, general, and administrative expenses which are partially offset by cash receipts from Par and cash inflow provided from financing activities.
The increase in cash during the year ended November 30, 2018 was mainly due to the cash receipts provided from financing activities derived from the Company’s two registered direct offering in March 2018, the 2018 Debenture financing in September 2018 and an underwritten public offering in October 2018, offset by ongoing expenditures in R&D and selling, general and administrative expenses.

In November 2013, the Company entered into an equity distribution agreement with Roth, pursuant to which the Company originally could sell up to a certain number of common shares through at-the-market issuances on Nasdaq or otherwise. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. The underwriting agreement relating to the October 2018 offering (described below) restricts the Company's ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement. Moreover, currently the Company does not meet the requirements to utilize its Registration Statement on Form F-3 to issue any further securities under at-the-market equity program (or otherwise) under the Form F-3.

For the year ended November 30, 2019, net cash flows used in operating activities decreased to $6,663,677 as compared to net cash flows used in operating activities for the year ended November 30, 2018 of $12,508,960. The decrease was primarily a result of the lower loss from operations, increase in accounts payable and accrued liabilities offset by a decrease in accounts receivable, as well as a decrease in prepaid expenses.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal R&D programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2019 and November 30, 2018, R&D expense was $6,608,794 and $10,827,293, respectively. The decrease was mainly due to the decrease in clinical and other biostudies and patent and litigation expenses and offset by higher third-party consulting fees and employees’ salaries.

For the year ended November 30, 2019, net cash flows provided from financing activities were $100,896 and a decrease of $17,254,058, compared to the year ended November 30, 2018. Net cash flows from financing activities in the year ended November 30, 2019 related to the issuance of a private placement financing of the unsecured August 2019 Debenture (as defined above) in the principal amount of $140,800. The August 2019 Debenture will mature on August 26, 2020, bears interest at a rate of 8% per annum, is pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and is convertible at the option of the holder into common shares after 180 days at a conversion price which is equal to 75% of the market price. Market price is defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date. The Company incurred $15,800 in debt issuance costs. In addition we issued two Promissory notes payable, unsecured, non-interest bearing with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers of the Company, as well as, issuance of an unsecured November 2019 convertible debenture in the principal amount of $250,000, which bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. Financing activities in the year ended November 30, 2019 also related to the issuance of 2,793,334 common shares on exercise of 2018 Pre-Funded Warrants issued as part of the October 2018 financing for gross proceeds of $27,953 offset by the principal repayment of $300,000 made on the 2013 Debenture and the repayment of $161,920 including the prepayment penalty made on the August 2019 Debenture. In October 2018, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants”) pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 pre-funded units (“2018 Pre-Funded Units”), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance (the “October 2018 Placement Agent Warrants”). In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

For the year ended November 30, 2019, net cash flows used in investing activities of $14,474 related mainly to the purchase of lab and computer equipment. For the year ended November 30, 2018 net cash flows used in investing activities of $101,178 related mainly to the purchase of production, laboratory and computer equipment.

All non-cash items have been added back or deducted from the consolidated statements of cash flows.

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues earned on sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. Despite the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR®, due to continued competitive pressures, to be negatively impacted for the next several quarters. As of November 30, 2018, the Company had a cash balance of $6.6 million. As of November 30, 2019, our cash balance was $64,622.  While we expect to satisfy certain short-term capital needs from upfront payments for development agreements, sale of one or more approved ANDAs, possible strategic investments in the near term, and other ongoing business development activities, we need to obtain additional funding as we further the development of our product candidates.

Potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, equity and/or debt financings and/or new strategic partnership agreements which fund some or all costs of product development. We intend to utilize the capital markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Oxycodone ER 505(b)(2), PODRASTM technology, additional 505(b)(2) product candidates for development in various indication areas and selected generic product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder.

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the New Debenture. On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2019 Debenture. Effective November 1, 2019, the maturity date for the 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the 2019 Debenture was further extended to February 1, 2020. Effective January 31, 2020, the maturity date for the 2019 Debenture was further extended to March 31, 2020.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture (as defined above) in the principal amount of $140,800. The August 2019 Debenture will mature on August 26, 2020, bears interest at a rate of 8% per annum, is pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and is convertible at the option of the holder into common shares after 180 days at a conversion price which is equal to 75% of the market price. Market price is defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date. The Company incurred $15,800 in debt issuance costs. In November 2019, the debenture was fully paid.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that will mature on December 31, 2019, bear interest at a rate of 12% per annum and be convertible into common shares of the Company at a conversion price of $0.12 per share. Effective January 31, 2020, the maturity date for the November 2019 Debenture was extended to March 31, 2020.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the litigation against us and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

As at November 30, 2019, the Company had 22,085,856 common shares issued and outstanding, which is an increase of 3,833,613 when compared to November 30, 2018. The number of shares outstanding increased as a result of the issuance of 2,793,334 common shares upon exercise of the same number of 2018 Pre-Funded Warrants and the issuance of 1,030,000 common shares in connection with the exercise of the same number of 2018 Pre-Funded Warrants as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018 and the issuance of 10,279 common shares due to the exercise of deferred share units. The number of options outstanding as of November 30, 2019 is 2,353,829, an increase of 1,798,178 from November 30, 2018.The increase is due to the issuance of 1,687,000 stock options to management and other employees and 200,000 stock options to members of the Board of Directors offset by forfeiture of 28,432 options and expiry of 60,390 during the year ended November 30, 2019. The warrants outstanding as of November 30, 2019 represent 23,601,551 common shares issuable upon the exercise of 23,740,290 outstanding warrants, which represents a decrease of 2,793,334 common shares (2,793,334 warrants) from November 30, 2018, due to the exercise of 2,793,334 Pre-Funded Warrants to purchase 2,793,334 common shares during the year ended November 30, 2019. During the year ended November 30, 2019, 10,279 DSUs were exercised and converted into common shares. The number of DSUs outstanding as of November 30, 2019 is Nil. As of February 28, 2020, the number of shares outstanding is 23,678,105.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that we will encounter difficulty raising liquid funds to meet our commitments as they fall due. In meeting our liquidity requirements, we closely monitor our forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates. Due to the fact that our cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects us to credit risk. We provide an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

We are also exposed to credit risk at period end from the carrying value of our cash. We manage this risk by maintaining bank accounts with a Canadian Chartered Bank. Our cash is not subject to any external restrictions.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2019	2018
	$	$
Total accounts receivable	177,202	305,912
Less allowance for doubtful accounts	-	(66,849)
Total accounts receivable, net	177,202	239,063

Not past due	177,202	239,063
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	66,849
Total accounts receivable, gross	177,202	305,912

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2019, two customers accounted for substantially all the revenue and one customer accounted for all the accounts receivable of the Company. For the year ended November 30, 2018, two customers accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2019. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2019		November 30, 2018
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3289		1.3301
	$	$	$	$
Assets
Cash	48,407	36,426	740,620	556,815
	48,407	36,426	740,620	556,815
Liabilities
Accounts payable and accrued libilities	2,282,883	1,717,814	2,036,795	1,531,310
Employee cost payable	1,187,856	893,864	295,918	222,478
	3,470,739	2,611,678	2,332,713	1,753,788
Net exposure	(3,422,332)	(2,575,252)	(1,592,093)	(1,196,973)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2019:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,757,018	-	-	-	-	3,757,018
Accrued liabilities	927,698	-	-	-	-	927,698
Income tax payable	5,678	-	-	-	-	5,678
Employee costs payable	893,864	-	-	-	-	-
Convertible debentures	1,325,715	12,603	12,603	500,137	-	1,851,058
Promissory notes payable	159,863	-	-	-	-	159,863
Total contractual obligations	7,069,836	12,603	12,603	500,137	-	7,435,179

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $9.4 million at November 30, 2019 from November 30, 2018, mainly as a result of an increase in accrued liabilities and accounts payable, offset by decreases in cash, prepaid expenses and deferred revenue. We are actively exploring partnership opportunities for both currently approved and yet-to-be-approved products, as well as potential international partnership opportunities for both existing and future products. While the Company has some flexibility with its level of expenditures, our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA, Health Canada, and the regulatory authorities of other countries in which are products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive FDA, Health Canada, or such other and other regulatory approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs, or at all.

As an R&D company, we are eligible to receive investment tax credits from various levels of government under the SR&ED incentive programs. Depending on the financial condition of our operating subsidiary, Intellipharmaceutics Corp., R&D expenses in any fiscal year could be claimed. Eligible R&D expenses included salaries for employees involved in R&D, cost of materials, equipment purchase as well as third party contract services. This amount is not a reduction in income taxes, but a form of government refundable credits based on the level of R&D that we carry out.

Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the 2019 Debenture. On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2019 Debenture. Effective November 1, 2019, the maturity date for the 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the 2019 Debenture was further extended to February 1, 2020. Effective January 31, 2020, the maturity date for the 2019 Debenture was further extended to March 31, 2020.

On September 10, 2018, the Company completed a private placement financing of the 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture is due to mature on September 1, 2020. The 2019 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided the original $500,000 of the proceeds for the 2018 Debenture.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture (as defined above) in the principal amount of $140,800. The August 2019 Debenture will mature on August 26, 2020, bears interest at a rate of 8% per annum, is pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and is convertible at the option of the holder into common shares after 180 days at a conversion price which is equal to 75% of the market price. Market price is defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date. The Company incurred $15,800 in debt issuance costs. In November 2019, the debenture was fully paid.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that will mature on December 31, 2019, bear interest at a rate of 12% per annum and be convertible into common shares of the Company at a conversion price of $0.12 per share. Effective January 31, 2020, the maturity date for the November 2019 Debenture was further extended to March 31, 2020.

CAPITAL EXPENDITURES

Total capital expenditures in the year ended November 30, 2019 were $14,474 compared to $101,178 in the year ended November 30, 2018. Capital expenditures in fiscal 2019 are related primarily to the purchase of lab and computer equipment. Capital expenditures in fiscal 2018 are primarily to purchase of plant and production equipment.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Operating lease obligations relate to the lease of premises for the combined properties, comprising the Company’s premises that it operates from at 30 Worcester Road as well as the adjoining property at 22 Worcester Road, which is indirectly owned by the same landlord, which will expire in November 2020, subject to a 5 year renewal option. The Company also has an option to purchase the combined properties up to November 30, 2020, based on a fair value purchase formula but does not currently expect to exercise this option in 2020.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Accounts payable	3,757,018	3,757,018	-	-	-
Accrued liabilities	927,698	927,698	-	-	-
Income tax payable	5,678	5,678	-	-	-
Employee costs payable	893,864	893,864	-
Convertible debentures	1,851,058	1,851,058	-	-	-
Promissory notes payable	159,863	159,863	-	-	-
Total contractual obligations	7,595,179	7,595,179	-	-	-

CONTINGENCIES AND LITIGATION

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2019, and continuing as at February 28, 2020, we are not aware of any pending or threatened material litigation claims against us, other than the following as described below.

In November 2016, we filed an NDA for our Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue's file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, we received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against us adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018 the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a claims construction on the first case which we believe does not weaken the case.

On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the 17-392 docket case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA. That filing was timely filed at the end of February 2019. The trial in the 17-392 case was scheduled for November 12, 2019. On January 17, 2019, the court issued a scheduling order in 18-404 that schedules the remaining major portions. The trial in the 18-404 case was scheduled for June 2020.

The U.S. Federal Circuit Court of Appeal affirmed on April 4, 2019 the invalidity of one Purdue oxycontin patent. The patent is: 9,060,976. The patent was nominally in our 17-392 and 18-404 cases. The invalidity ruling reduces yet another patent from the overall picture. However, it does not, by itself, eliminate the 30-month litigation stay in either docketed case.

On October 3, 2019 following the filing of a bankruptcy stay by Purdue Pharma, the ongoing litigation cases number 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics International have been stayed and the existing dates in both cases vacated by an order issued by the courts in the District of Delaware. No new dates were given for reinstatement; however, the parties are required to provide a further status report no later than March 13, 2020. The current 30-month regulatory stay date for FDA of March 2, 2020, remains unchanged at this time, absent a further order of the judge.

We are confident that we do not infringe any of the subject patents in either of the two cases and will vigorously defend against these claims.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.).  The lead plaintiffs filed a consolidated amended complaint on January 29, 2018.  In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017.  The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets.  The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim.  The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA.  Defendants filed an answer to the amended complaint on January 7, 2019. On February 5, 2019, the court held an initial pretrial conference and entered a scheduling order governing discovery and class certification. In an order entered at the parties request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation.  As a result of subsequent extensions, the stay was extended through October 10, 2019.  The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.  On October 10, 2019, the Company provided notice that it was not able to satisfy those conditions.  As a result, it is possible that the parties will resume active litigation in the action in the near future.  If a settlement does not go forward, the Company and the other defendants intend to vigorously defend themselves against the remainder of the claims asserted in the consolidated action.

On November 7, 2019 the Company announced that the parties in Shanawaz v. Intellipharmaceutics International, Inc., an action pending in New York reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million, which Intellipharmaceutics anticipates will be funded by available insurance. As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

Although the Company believes that the settlement represents a fair and reasonable compromise of the matters in dispute in the litigation, there can be no assurance that the court will approve the stipulation of settlement as proposed, or at all. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserts that the Defendants knowingly or negligently made certain public statements during the Period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Plaintiff alleges that he and the Class suffered loss and damages as a result of their trading in the Company’s shares during the Period. The Plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the Plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such the Court released those dates. On January 28, 2020 the plaintiff served an Amendment Motion. The proposed Fresh as Amended Statement of Claim\ purports, among other things, to include common law claims for misrepresentation and added an additional representative plaintiff. The plaintiff’s Amendment Motion has been scheduled for April 21, 2020. The hearing of the Leave Motion has not yet been rescheduled and no date has been set for the hearing of the certification application. The Defendants intend to vigorously defend the action and have filed a Notice of Intent to Defend.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after the Registration Statement was declared effective.  In the complaint Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The Plaintiff filed an opposition to that motion on February 4, 2020 and briefing is scheduled to be complete on March 6, 2020 if they are served in the action.  If they are served in the action, the Company and other defendants intend to defend against the allegations set forth in the complaint. However, there can be no assurance that the case can be resolved in the Company's favor.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of the unsecured 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Effective September 28, 2017, the maturity date of the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture, subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by the 2019 Debenture. On May 1, 2019, the 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the 2019 Debenture. Effective November 1, 2019, the maturity date for the 2019 Debenture was extended to December 31, 2019. Effective December 31, 2019, the maturity date for the 2019 Debenture was extended to February 1, 2020. Effective January 31, 2020, the maturity date for the 2019 Debenture was further extended to March 31, 2020.

On September 10, 2018, the Company completed the 2018 Debenture Financing. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture is September 1, 2020.

In September 2019, the Company issued two Promissory note payable, unsecured, non-interest bearing with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers of the Company.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 that will mature on December 31, 2019, bear interest at a rate of 12% per annum and be convertible into common shares of the Company at a conversion price of $0.12 per share. Effective January 31, 2020, the maturity date for the November 2019 Debenture was further extended to March 31, 2020.

The Company’s Corporate Governance Committee, made up of independent directors, oversees any potential transaction and negotiation that could give rise to a related party transaction or create a conflict of interest, and conducts an appropriate review.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2019. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2019.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2019.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk. We currently expect the transition to this new framework to continue through fiscal 2020. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Changes in Internal Control over Financial Reporting

During the year ended November 30, 2019, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2019, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a R&D company that received final FDA approval of our once daily generic Focalin XR® capsules for the 15 and 30 mg strengths in November 2013. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted calendar quarterly payments as they come due. Our near-term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product and the branded Seroquel XR® product are in the market. Although we have several other products in our pipeline, and received final approval from the FDA for our generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths, final approval from the FDA for our generic Glucophage XR® in the 500 and 750 mg strengths, final approval from the FDA for our generic Effexor XR® in the 37.5, 75, and 150 mg strengths and of our generic Seroquel XR®, final approval from the FDA for our generic Pristiq® (desvenlafaxine extended-release tablets) in the 50 and 100 mg strengths the majority of the products in our pipeline are at earlier stages of development. We are exploring licensing and commercial alternatives for our generic Seroquel XR®, generic Keppra XR®, generic Effexor XR® and generic Glucophage XR® product strengths that have been approved by the FDA. Potential licensing and commercial alternatives for these products include licensing and distribution deals for regions outside of North America. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly, the Company cautions the reader not to rely on reported financial information and forward-looking statements to predict actual future results. This document and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

Since we commenced operations, we have incurred accumulated losses through November 30, 2019. We had an accumulated deficit of $93,710,949 as of November 30, 2019 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we may continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on how many of our product candidates receive the approval by the FDA, Health Canada, and the regulatory authorities of the other countries in which are products are proposed to be sold and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA, Health Canada, or such other regulatory approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs, or at all.

Our business requires substantial capital investment in order to conduct the R&D, clinical and regulatory activities and to defend against patent litigation claims in order to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets, and pay our liabilities as they become due.

Nasdaq has delisted our common shares from trading on its exchange which could limit investors’ ability to make transactions in our shares and subject us to additional trading restrictions. Subsequent to Nasdaq delisting our shares from trading on its exchange, our shares are quoted in the over-the-counter market on the OTCQB. We could face material adverse consequences due to the delisting of our shares from Nasdaq, including: (i) a limited availability of market quotations for our shares; (ii) reduced liquidity for our shares; (iii) a determination that our common shares are “penny stock” which will require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares; (iv) a limited amount of news and analyst coverage; and (v) restrictions on our ability to issue additional securities or obtain additional financing in the future.

Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the litigation against us and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or in not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or in our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as failure to secure requested product labeling approvals, requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. In addition, the possibility of a patent infringement suit, such as the Purdue litigation, regarding one or more of our product candidates could delay final FDA approval of such candidates and materially adversely affect our ability to market our products. Even if we are found not to infringe Purdue’s or any other plaintiff’s patent claims or the claims are found invalid or unenforceable, defending any such infringement claims could be expensive and time-consuming and could distract management from their normal responsibilities. If we fail to achieve one or more of our planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-1 and F-3 registration statements, each as amended or supplemented (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, as amended, and other public documents filed on SEDAR and EDGAR.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-1 and F-3 registration statements, each as amended or supplemented (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, as amended, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.